Exhibit 2

Nordic American Tankers Limited
November 3, 2020
TO THE SHAREHOLDERS OF NORDIC AMERICAN TANKERS LIMITED
Enclosed is a Notice of the Annual General Meeting of Shareholders of Nordic American Tankers Limited (the “Company”) and related materials. The Annual General Meeting will be held at 17, Bd Albert 1er, MC98000 Monaco on December 18, 2020, at 10:00 a.m. Bermuda time (the “Meeting”).
At the Meeting, the shareholders of the Company will consider and vote upon proposals:
1.	To elect a total of five directors to serve until the next Annual General Meeting of Shareholders, (“Proposal One”);
2.	To approve the appointment of KPMG AS as the Company’s independent auditors until the close of the next Annual General Meeting of Shareholders (“Proposal Two”);
3.	To lay before the shareholders the Company’s audited financial statements for the year-ended December 31, 2019; and
4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Approval of Proposals One and Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy. We urge you to vote in favor of all of the Proposals.
You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.
The Company’s 2019 Annual Report is available on the Company’s website at www.nat.bm. Any shareholder may receive a hard copy of the Company’s 2019 Annual Report free of charge upon request.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. IF YOU DECIDE TO ATTEND THE MEETING IN PERSON, YOU WILL BE ABLE TO REVOKE YOUR PROXY AND VOTE IN PERSON.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Very truly yours,

Herbjørn Hansson
Founder, Chairman, Chief Executive Officer and President

NORDIC AMERICAN TANKERS LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD DECEMBER 18, 2020
NOTICE IS HEREBY given that the Annual General Meeting of Shareholders (the “Meeting”) of Nordic American Tankers Limited (the “Company”) will be held on December 18, 2020 at 10:00 a.m. Bermuda time at 17, Bd Albert 1er, MC98000 Monaco for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:
1.	To elect a total of five directors to serve until the next Annual General Meeting of Shareholders (“Proposal One”);
2.	To approve the appointment of KPMG AS as the Company’s independent auditors until the close of the next Annual General Meeting of Shareholders (“Proposal Two”);
3.	To lay before the shareholders the Company’s audited financial statements for the year-ended December 31, 2019; and
4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The Company’s board of directors has fixed the close of business on October 26, 2020 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof.
All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank, or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank, or other nominee indicating that you were the owner of the shares on October 26, 2020, the record date of the Meeting.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. IF YOU DECIDE TO ATTEND THE MEETING IN PERSON, YOU WILL BE ABLE TO REVOKE YOUR PROXY AND VOTE IN PERSON.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
By Order Of The Board Of Directors

Bjørn Giaever
Secretary

November 3, 2020
Hamilton, Bermuda

NORDIC AMERICAN TANKERS LIMITED

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 18, 2020

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board” or the “Directors”) of Nordic American Tankers Limited, a Bermuda company (the “Company”), for use at the Company’s Annual General Meeting of Shareholders to be held at 17, Bd Albert 1er, MC98000 Monaco on December 18, 2020 at 10:00 a.m. Bermuda time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.
VOTING RIGHTS AND OUTSTANDING SHARES
On October 26, 2020 (the “Record Date”), the Company had issued and outstanding 150,834,048 common shares, par value $0.01 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.
The Common Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “NAT.”
REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, LOM Building, 27 Reid Street, Hamilton, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Company currently has five (5) Directors. As provided in the Company’s Bye-laws, each Director serves a one-year term and shall hold office until his successor is elected or appointed or until his earlier resignation or removal. The terms of the Directors expire at the Meeting. The Board has nominated the five persons listed below for election as Directors at the Meeting.
Set forth below is information concerning each nominee for Director.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the five nominees. It is expected that each of these nominees listed below will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election To The Company’s Board Of Directors
Information concerning the nominees for Director is set forth below:
Name	Age	Position
Herbjørn Hansson	72	Founder, Chairman, Chief Executive Officer, President and Director
James Kelly	66	Director and Audit Committee Chairman
David Workman	59	Director
Richard H. K. Vietor	74	Director
Alexander Hansson	38	Director
The biographies of the Company’s present Directors and Officers are as follows:
Herbjørn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and attended Harvard Business School. In 1974 he was employed by the Norwegian Shipowners’ Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world’s independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Anders Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world’s largest owners of specialized shuttle tankers. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, recently as Vice Chairman of Teekay Norway AS, until he started working full-time for the Company on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of the Company since its establishment in 1995. He also has been a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.
James Kelly has been a director of the Company since June 2010. Mr. Kelly has worked for Time Inc., the world’s largest magazine publisher, since 1978. He served as Foreign Editor during the fall of the Soviet Union and the first Gulf War, and was named Deputy Managing Editor in 1996. In 2001, Mr. Kelly became the magazine’s managing editor, and during his tenure the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMA for its contribution to the ABC News Series “Iraq:

Where Things Stand.” In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities. James Kelly was elected as member of our Audit Committee in February, 2012 and currently serves as Audit Committee Chairman.
David Workman served as a Director of Hermitage Offshore Services Ltd. from December 2013 to November 2019. Mr. Workman was Chief Operating Officer and member of the Supervisory Board of Stork Technical Services, or STS, guided, as Chief Executive Officer, the sale of the RBG Offshore Services Group into the STS group in 2011. Mr. Workman has 30 years of broad experience in the offshore sector ranging from drilling operations/field development through production operations and project management. He has worked with a wide variety of exploration and production companies in the sector and has balanced this with exposure to the service sector, working with management companies. As part of his experience with these different companies, he has had extensive exposure to the North Sea market. Mr. Workman graduated from Imperial College London in 1983 with a Masters in Petroleum Engineering and spent his early years as a Drilling/Production Operations Engineer with BP. In 1987 he joined Hamilton Brothers Oil and Gas who were early adopters of floating production systems. In 1993 he joined Kerr McGee as an operations manager for the Tentech 850 designed Gryphon FPSO, the first permanently moored FPSO in the North Sea. In 1996, Mr. Workman established the service company Atlantic Floating Production, which went on to become the management contractor and duty holder on the John Fredriksen owned Northern Producer and on the Petroleum Geo-Services (PGS) owned Banff FPF. In 2003, Mr. Workman was instrumental in founding Tuscan Energy which went on to redevelop the abandoned Argyll Field in the UK Continental Shelf. In 2009, Mr. Workman was appointed as Chief Executive Officer of STS in 2011.
Richard H. K. Vietor has been a director of the Company since July 2007. Dr. Vietor is the Baker Foundation Professor of Business Administration at Harvard Business School where he teaches courses on the regulation of business and the international political economy. He was appointed Professor in 1984. Before commencing his position at Harvard Business School in 1978, Dr. Vietor held faculty appointments at Virginia Polytechnic Institute and the University of Missouri. He received a B.A. in economics from Union College in 1967, an M.A. in history from Hofstra University in 1971, and a Ph.D. from the University of Pittsburgh in 1975.
Alexander Hansson is an investor in various markets globally and has made several successful investments in both listed and privately held companies. Mr. Hansson is the son of the Company’s Founder, Chairman, Chief Executive Officer and President and he has built a network over the last 20 years in the shipping and finance sector. He has operated shipping and trading offices in London and Monaco. He studied at EBS Regents College in London, United Kingdom.
Bjørn Giaever, Chief Financial Officer and Secretary
Bjorn Giaever joined the Company as Chief Financial Officer and Secretary on October 16, 2017. Mr. Giaever has over 20 years of experience in the shipping & offshore industry, holding key roles in corporate finance and equity research. He joined the Company from Fearnley Securities AS, where he served as partner and director in the Corporate Finance division. From 2006 to 2010, Mr. Giaever served as a senior corporate advisor in the John Fredriksen group in London. In addition, Mr. Giaever has been a top rated Shipping Analyst at DNB Markets and partner at Inge Steensland AS, specializing in maritime matters. Mr. Giaever holds a BSc in business and economics.
Audit Committee. In accordance with the rules of the NYSE, the Board has established an Audit Committee consisting of a single independent Director, James Kelly. Mr. Kelly serves as the audit committee financial expert.

Executive Officers. Mr. Hansson serves as the Company’s Founder, President, Chairman, and Chief Executive Officer. Bjørn Giaver is the Company’s Chief Financial Officer and Secretary.
Required Vote. Approval of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting.
Effect of abstentions. Abstentions will not affect the vote on Proposal One.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS
The Board is submitting for approval at the Meeting of the appointment of KPMG AS as the Company’s independent auditors for the ensuing year until the close of the next Annual General Meeting of Shareholders. The Board will also lay before the Meeting the Company’s audited financial statements for the year ended December 31, 2019. These financial statements are included in the Company’s 2019 Annual Report which is available on the Company’s website at www.nat.bm. Any shareholder may receive a hard copy of the Company’s 2019 Annual Report free of charge upon request.
KPMG AS has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
Effect of abstentions. Abstentions will not affect the vote on Proposal Two.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF KPMG AS AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE ENSUING YEAR UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The Board has retained Okapi Partners LLC as proxy solicitor in connection with the Meeting. If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the toll-free number or email address listed below.
Okapi Partners LLC
437 Madison Avenue, 28th Floor
New York, NY 10022
(212) 297-0720
Toll Free: (877) 274-8654
info@okapipartners.com

OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.
By Order of the Directors

Bjørn Giaever
Secretary

November 3, 2020
Hamilton, Bermuda

NORDIC AMERICAN TANKERS LIMITED
LOM BUILDING
27 REID STREET
HAMILTON HM 11 BERMUDA

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

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VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on December 17, 2020. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on December 17, 2020. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

CONTROL # → 0000000000000000

NAME	SHARES
THE COMPANY NAME INC. - COMMON	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F	123,456,789,012.12345
THE COMPANY NAME INC. - 401 K	123,456,789,012.12345

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TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

02 0000000000

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees

	For	Against	Abstain
1a. Herbjørn Hansson	☐	☐	☐
1b. James Kelly	☐	☐	☐
1c. David Workman	☐	☐	☐
1d. Richard H. K. Vietor	☐	☐	☐
1e. Alexander Hansson	☐	☐	☐

The Board of Directors recommends you vote FOR proposal 2.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

JOB #

Signature (Joint Owners) Date

SHARES
CUSIP #
SEQUENCE #

0000475683_1 R1.0.1.18

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement is available at www.proxyvote.com

NORDIC AMERICAN TANKERS LIMITED
Annual Meeting of Shareholders
December 18, 2020 10:00 AM Bermuda Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Herbjørn Hansson with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the common shares of NORDIC AMERICAN TANKERS LIMITED that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 10:00 AM, Bermuda Time, on December 18, 2020, at 17, Bd Albert 1er, MC98000 Monaco, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

0000475683_2 R1.0.1.18